UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58836/October 23, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13180

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In the Matter of                                       :
                                                       :
ALAMO FINANCIAL SERVICES, INC.,        :        ORDER MAKING FINDINGS
INCUBUS ACQUISITIONS, INC. (N/K/A       :        AND REVOKING
ECS INDUSTRIES, INC.),                       :        REGISTRATIONS BY
PARTICLE 1, INC., PARTICLE 2, INC.,         :        DEFAULT
PARTICLE 3, INC., PARTICLE 4, INC.,         :
PARTICLE 5, INC., PARTICLE 6, INC.,         :
SOURCE ONE, INC., and                         :
2THEMAX.COM, INC.                             :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 10, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by September 12, 2008.  Answers were due ten days from the date of service.  See 17 C.F.R. § 201.220(b); OIP at 4.  To date, no Answers have been received and the time for filing Answers has expired.

        I held a telephonic prehearing conference on Friday, October 17, 2008, at which only the Division participated.  Accordingly, Respondents are in default for failing to file an Answer to the OIP, to participate in the telephonic prehearing conference, or to otherwise defend the proceeding.  See 17 C.F. R. §§ 201.155(a), .220(f), .221(f).  As permitted by Commission Rule of Practice 155(a), the following allegations in the OIP are deemed true.

        Alamo Financial Services, Inc. (CIK No. 1106009), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $2,700 since inception in 1995.

        Incubus Acquisitions, Inc. (n/k/a ECS Industries, Inc.) (CIK No. 1102345), is a Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1999, which reported no assets and a net loss of $10,550 since inception in 1995.

Particle 1, Inc. (CIK No. 1107941), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.

Particle 2, Inc. (CIK No. 1107942), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.

Particle 3, Inc. (CIK No. 1107943), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.

Particle 4, Inc. (CIK No. 1107944), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.

Particle 5, Inc. (CIK No. 1107946), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.

Particle 6, Inc. (CIK No. 1107945), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets.  The company's stock is not publicly quoted or traded.

Source One, Inc. (CIK No. 1051353), is a revoked Nevada corporation located in Las, Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1999, which reported a net loss of $7,506 for the year.

2TheMax.Com, Inc. (CIK No. 1113243), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003, which reported no assets.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Alamo Financial Services, Inc., Incubus Acquisitions, Inc. (n/k/a ECS Industries, Inc.), Particle 1, Inc., Particle 2, Inc., Particle 3, Inc., Particle 4, Inc., Particle 5, Inc., Particle 6, Inc., Source One, Inc., and 2TheMax.Com, Inc., is revoked.

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Robert G. Mahony
Administrative Law Judge